Exhibit (a)(5)(D)

STATE OF WISCONSIN	CIRCUIT COURT BRANCH	DANE COUNTY

CHARLES FRIEDMAN

19917 Needle Pine Drive

Round Rock, TX 78664,

and

LEN GROSSBERG

2400 South Glebe Road, Apt. 726

Arlington, VA 22206,

individually and on behalf of all others similarly situated,

Plaintiffs,

v.

EDAC TECHNOLOGIES CORPORATION

1806 New Britain Avenue

Farmington, CT 06032,

DOMINICK A. PAGANO, In His Official

Capacity as CEO, President and a Director of

EDAC Technologies Corporation

1806 New Britain Avenue

Farmington, CT 06032,

DANIEL C. TRACY, In His Official

Capacity as Chairman of the Board of

EDAC Technologies Corporation

1806 New Britain Avenue

Farmington, CT 06032,

LEE K. BARBA, In His Official

Capacity as a Director of

EDAC Technologies Corporation

1806 New Britain Avenue

Farmington, CT 06032,

Case No.: 13CV1017 CASE CODE: 30301 (Money Judgment) DIRECT SHAREHOLDER CLASS ACTION COMPLAINT FOR BREACH OF FIDUCIARY DUTIES DEMAND FOR JURY TRIAL

JOSEPH P. LEBEL, In His Official

Capacity as a Director of

EDAC Technologies Corporation

1806 New Britain Avenue

Farmington, CT 06032,

JOHN A. ROLLS, In His Official

Capacity as a Director of

EDAC Technologies Corporation

1806 New Britain Avenue

Farmington, CT 06032,

JOSEPH S. RUGGIERO, In His Official

Capacity as a Director of

EDAC Technologies Corporation

1806 New Britain Avenue

Farmington, CT 06032,

CHRISTOPHER R. SANSONE, In His Official

Capacity as a Director of

EDAC Technologies Corporation

1806 New Britain Avenue

Farmington, CT 06032,

GREENBRIAR EQUITY GROUP LLC

555 Theodore Fremd Avenue, Suite A-201

Rye, New York,

GB AERO ENGINE LLC

c/o Greenbriar Equity Group LLC

555 Theodore Fremd Avenue, Suite A-201

Rye, New York,

and

GB AERO ENGINE MERGER SUB INC.

c/o Greenbriar Equity Group LLC

555 Theodore Fremd Avenue, Suite A-201

Rye, New York,

Defendants.

COMPLAINT

Plaintiffs Charles Friedman and Len Grossberg (“Plaintiffs”), allege the following on information and belief, except as to allegations specifically pertaining to Plaintiffs and their counsel, which are based on personal knowledge.

NATURE OF THE CASE

1. This is a class action on behalf of the public stockholders of EDAC Technologies Corporation (“EDAC” or the “Company”) in connection with a proposed acquisition of EDAC by Greenbriar Equity Group LLC (“Greenbriar”) in breach of defendants’ fiduciary duties (the “Proposed Transaction” or the “Merger”). Pursuant to the parties’ agreement and plan of merger (the “Definitive Agreement”), dated March 17, 2013, Greenbriar intends to acquire all of the issued and outstanding shares of EDAC common stock through a tender offer made by Greenbriar’s affiliate GB Aero Engine LLC (“Merger LLC”), followed by a merger, where EDAC shareholders will receive $17.75 per share of common stock (the “Merger Price”).

2. Plaintiffs allege that they and the other public stockholders of the Company’s common stock are entitled to enjoin the Proposed Transaction, or alternatively, to recover damages in the event the Proposed Transaction is consummated. Plaintiffs allege that the Proposed Transaction provides EDAC’s public shareholders with inadequate consideration and is the product of a severely flawed sales process.

3. For these reasons and as set forth in detail herein, Plaintiffs seek to enjoin the Proposed Transaction or, in the event the Proposed Transaction is consummated, to recover damages from the Individual Defendants (defined below) for their breaches of fiduciary duties and from the Acquisition Entities (defined below) for aiding and abetting said breaches.

JURISDICTION AND VENUE

4. This Court has jurisdiction over this action because EDAC is incorporated in Wisconsin. EDAC has principal executive offices located at 1806 New Britain Avenue, Farmington, Connecticut 06032. EDAC’s common stock is traded on the NASDAQ under the symbol “EDAC.”

5. This action is not removable under the Securities Litigation Uniform Standard Act (“SLUSA”), 15 U.S.C. § 78bb(f), because this action is based upon the statutory or common law of the State of Wisconsin, in which EDAC is incorporated. Additionally, this action is not removable pursuant to SLUSA because it involves: (1) a communication with respect to the sale of EDAC common stock; (2) that was made by and on behalf of EDAC to its shareholders; and (3) concerns decisions of EDAC shareholders with respect to voting their securities, or acting in response to a possible tender offer.

6. Venue is proper in this Court because EDAC is incorporated in Wisconsin and the conduct at issue had effect in this County.

THE PARTIES

7. Plaintiff Charles Friedman, who currently resides at 19917 Needle Pine Drive, Round Rock, TX 78664, is, and has been at all relevant times, the owner of 94,100 shares of EDAC common stock.

8. Plaintiff Len Grossberg, who currently resides at 2400 South Glebe Road, Apartment 726, Arlington, VA 22206, is, and has been at all relevant times, the owner of 53,160 shares of EDAC common stock.

9. Defendant EDAC is a Wisconsin corporation with its principal executive offices located at 1806 New Britain Avenue, Farmington, CT 06032. EDAC is a diversified designer, manufacturer and servicer of precision components for aerospace and industrial applications.

10. Defendant Dominick A. Pagano (“Pagano”) is, and at all relevant times has been, the Chief Executive Officer (“CEO”), President and a director of the Company.

11. Defendant Daniel C. Tracy (“Tracy”) is, and at all relevant times has been, the Chairman of the Board.

12. Defendant Lee K. Barba. (“Barba”) is, and at all relevant times has been, a director of the Company.

13. Defendant Joseph P. Lebel (“Lebel”) is, and at all relevant times has been, a director of the Company.

14. Defendant John A. Rolls (“Rolls”) is, and at all relevant times has been, a director of the Company.

15. Defendant Joseph S. Ruggiero (“Ruggiero”) is, and at all relevant times has been, a director of the Company.

16. Defendant Christopher R. Sansone (“Sansone”) is, and at all relevant times has been, a director of the Company.

17. Defendant Greenbriar is a private equity firm with $1.5 billion of committed capital and focuses exclusively on the global transportation industry, including companies in aerospace and defense, automotive, freight and passenger transport, logistics and distribution, and related sectors. Greenbriar operates out of its offices located at 555 Theodore Fremd Avenue, Suite A-201, Rye, New York.

18. Defendant Merger LLC is a Delaware company formed in anticipation of the Merger by investment funds affiliated with Greenbriar. Upon completion of the Merger, EDAC will be a wholly-owned subsidiary of Merger LLC.

19. Defendant GB Aero Engine Merger Sub Inc. (“Merger Sub”) is a Wisconsin corporation formed by Merger LLC in anticipation of the Merger. Merger Sub is a wholly-owned subsidiary of Merger LLC. At the effective time of the Merger, Merger Sub will merge with and into EDAC and EDAC will continue as the surviving corporation.

20. The Defendants described in paragraphs 6-12 are collectively referred to herein as the “Individual Defendants.” The Individual Defendants, as officers and/or directors, have stood in a fiduciary position relative to the Company’s public shareholders and owed the public shareholders of the Company the highest duties of good faith, fair dealing, due care, loyalty, and full and candid disclosure.

21. Greenbriar, Merger LLC, and Merger Sub are collectively referred to as “Greenbriar” or the “Acquisition Entities.” EDAC, the Individual Defendants, and Greenbriar are collectively referred to herein as the “Defendants.”

CLASS ACTION ALLEGATIONS

22. Plaintiffs bring this action pursuant to Wisconsin Statutes § 803.08, on behalf of themselves and all other stockholders of the Company and their successors in interest, who are or will be threatened with injury arising from Defendants’ actions as more fully described herein (the “Class”). Excluded from the Class are the Defendants herein, members of their immediate families, and any subsidiary, firm, trust, corporation, or other entity related to or affiliated with any of the defendants.

23. This action is properly maintainable as a class action for the following reasons:

(a) the Class is so numerous that joinder of all members is impracticable. While the exact number of Class members is unknown to plaintiff at this time and can only be ascertained through appropriate discovery, as of March 11, 2013, there were 5,317,440 shares of EDAC common stock outstanding. The holders of these shares are believed to be geographically dispersed throughout the United States;

(b) there are questions of law and fact which are common to members of the Class and which predominate over any questions affecting only individual members. The common questions include, inter alia, the following:

i) whether any of the Individual Defendants, as directors and/or officers of the Company and/or as significant shareholders of the Company, have breached their fiduciary duties owed to plaintiff and the other members of the Class, including their duties of loyalty, due care, and candor; and

ii) whether Plaintiffs and the other members of the Class would be irreparably damaged were Defendants not enjoined from the conduct described herein;

(c) the claims of Plaintiffs are typical of the claims of the other members of the Class, and Plaintiffs have no interests that are adverse or antagonistic to the interests of the Class;

(d) Plaintiffs are committed to prosecuting this action and have retained counsel competent and experienced in litigation of this nature. Plaintiffs are an adequate representative of the Class and will fairly and adequately protect the interests of the Class;

(e) the prosecution of separate actions by individual members of the Class would create the risk of inconsistent or varying adjudications with respect to individual members of the Class which would, as a practical matter, be dispositive of the interests of the other members not parties to the adjudications or substantially impair or impede their ability to protect their interests; and

(f) Defendants have acted, or refused to act, on grounds generally applicable to, and causing injury to, the Class and, therefore, preliminary and final injunctive relief on behalf of the Class as a whole is appropriate.

SUBSTANTIVE ALLEGATIONS

Background of EDAC

24. EDAC is a diversified manufacturing company serving the aerospace and industrial markets. In the aerospace sector, EDAC offers design and manufacturing services for commercial and military aircraft, in such areas as jet engine parts, special tooling, equipment, gauges and components used in the manufacture, assembly and inspection of jet engines. Industrial applications include high-precision fixtures, gauges, dies and molds, as well as the design, manufacture and repair of precision grinders and precision spindles, which are an integral part of machine tools found in virtually every manufacturing environment. EDAC’s core competencies include extensive in-house design and engineering capabilities, and facilities equipped with the latest enabling machine tools and manufacturing technologies. The Company’s manufacturing services to the aerospace sector include the design, manufacture, and servicing of components for commercial and military aircraft, in such areas as jet engine parts, special tooling, equipment, gauges and components used in the manufacture, assembly and inspection of jet engines and other aircraft systems.

25. EDAC expanded its products and services in the aerospace sector with the May 27, 2009 acquisition of certain assets of MTU Aero Engines North America Inc.’s manufacturing business unit. This unit primarily manufacturers rotating components, such as disks, rings and shafts, for the aerospace industry. This acquisition added complementary product lines, expanded EDAC’s customer base, and contributed to the diversification of its core aerospace business into adjacent markets.

26. EDAC continued its expansion of its products and services to the aerospace sector with the June 1, 2012 acquisition of the EBTEC Corporation (“EBTEC”). This acquisition added an extensive array of equipment, coupled with substantial engineering, metallurgy, quality assurance, program management, and in-house finishing capabilities to the Company. The Company’s October 5, 2012 acquisition of certain assets of Smith-Renaud, Inc. added centerless grinding systems and custom precision spindles, completing the EDAC machinery product line.

27. The Company has a particularly close business relationship with United Technologies Corporation (“United”) and its subsidiary Pratt & Whitney. In fact, United is EDAC’s largest customer, accounting for 35% of the Company’s sales during fiscal year 2012 and 34% of the Company’s sales during fiscal year 2011. Indicative of the Company’s close relationship with United, on June 29, 2012, EDAC entered into a purchase agreement with United to purchase a 293,000 square foot manufacturing facility in Chesire, Connecticut. The facility is located on a 50-acre site and formerly housed an aerospace engine repair facility of United’s Pratt & Whitney Aircraft division. According to the Company, this acquisition will enable it to continue to deploy lean processes, cellular manufacturing, and an integrated “center of excellence” approach—thereby helping advance EDAC as an aircraft parts supplier while further improving the Company’s efficiency.

28. EDAC has reported impressive financial results over the past year. For example, on August 1, 2012, EDAC reported financial results for the second quarter of 2012. The issued press release reported that sales for the second quarter of fiscal year 2012 were a record $26.5 million, an increase of 21 % from the second quarter of fiscal 2011. On the same day these results were reported, Pagano stated:

Our second quarter was a very strong quarter for EDAC, with continued record sales and profitability, even before including the benefit of our acquisition of EBTEC. The diversity of the programs and customers we serve, the depth of our manufacturing capabilities, and the expanded range of products we are reliably delivering to customers have been major drivers of our sales growth over the past several quarters.

***

We continued to maintain a very strong level of backlog even after a quarter of record sales. Our plan is to only add to it with LTAs that fully meet our profitability objectives. A group of potential LTAs is being bid in the third and fourth quarters.

29. During an August 1, 2012 conference call to review these results, Pagano discussed a potential long term agreement (“LTA”) with United. Specifically, Pagano mentioned on the call that United’s Pratt & Whitney division was looking at EDAC to be a preferred domestic supply chain partner for its geared turbofan in an LTA worth between “$50 million to several hundred million dollars.” Pagano stated that he had a “reasonable degree of confidence” that such a deal would be struck within the next couple of quarters. According to an article on Seeking Alpha, a deal of this magnitude would “add to the Company’s burgeoning backlog, which has experienced the greatest growth of any commercial aerospace supplier during the past several years.” There has yet to be any further disclosure concerning this significant potential transaction.

30. On November 1, 2012, EDAC reported financial results for the third quarter of 2012. The issued press release reported that sales for the third quarter were $27.5 million, a record for EDAC and an increase of 26% from the third quarter of fiscal 2011. On the same day these results were reported, Pagano stated:

We continued to achieve record sales and profits in the third quarter as we made further progress in executing our plan for growth. Third quarter results benefited from the diversity of our business with prime and top-tier aerospace customers, the transition of our industrial business to more full-scale programs and complex parts, and the broadening of our capabilities through selective acquisitions.

31. On March 7, 2013, EDAC reported financial results for the fourth quarter and Fiscal Year 2012. The issued press release reported that sales for the fourth quarter were a record $28.4 million, an increase of 25% from the fourth quarter of fiscal 2011. The issued press release also reported that sales for the full year 2012 increased 23% to $106.5 million compared with full year sales of $86.6 million in 2011. On the same day these results were reported, Pagano stated:

Our strong fourth quarter performance capped a record year for EDAC. The 25% increase in fourth quarter sales was mainly driven by our aerospace segment. In addition to the contribution of EBTEC in the quarter, our legacy aerospace business grew 17% reflecting sales across legacy, current and emerging engine programs, with sales of military and replacement parts especially strong. Our sales also included stationary components for the Dreamliner, and for the GE 90, where we have reached full ramp-up, as well as rotating parts for industrial gas turbines and development parts for Pratt & Whitney’s geared turbofan engine.

***

Based on our strong backlog and current shipment schedule, we expect first quarter 2013 sales, including EBTEC, to be in-line with the 2012 fourth quarter. We are fully focused on executing our plan to achieve profitable growth in 2013 and beyond.

32. Along with these successful financial results, the Company’s stock has seen substantial recent growth. For example, the Company’s stock has increased steadily from $9.86 on May 22, 2012, to $16.74 on March 5, 2013.

The Proposed Transaction

33. On March 18, 2013, EDAC issued a press release announcing the Proposed Transaction (the “Press Release”). The Press Release stated in relevant portion:

FARMINGTON, Conn., March 18, 2013 /PRNewswire/—EDAC Technologies Corporation (NASDAQ: EDAC), a diversified designer, manufacturer and servicer of precision components for aerospace and industrial applications, today announced it has entered into a definitive agreement to be acquired by GB Aero Engine LLC, an affiliate of Greenbriar Equity Group LLC, for $17.75 per share in cash, pursuant to a cash tender offer and second step merger, for an aggregate equity value of approximately $104.1 million. The EDAC board of directors has unanimously approved the agreement and recommended that the shareholders of EDAC accept the offer and tender their shares into the offer.

Under the terms of the Agreement, EDAC shareholders will receive $17.75 in cash for each share of EDAC common stock, representing a premium of approximately 29.6% over EDAC’s average closing price during the 90 trading days ending March 15, 2013, and a 19.8% premium over EDAC’s average closing price during the 30 trading days ending March 15, 2013.

“We believe this transaction is in the best interest of the Company and our shareholders. Our agreement with Greenbriar represents an attractive valuation for our shareholders, and we look forward to closing the transaction expeditiously,” said Dominick Pagano, EDAC President and Chief Executive Officer. “We believe that Greenbriar clearly understands our markets and that this transaction will allow EDAC to continue to focus on delivering high quality products and services to our customers. We look forward to the next phase of our company following the transaction.”

Noah Roy, Managing Director of Greenbriar, said “We look forward to partnering with EDAC to continue their track record of strong growth and success serving leading aerospace and industrial customers with best-in-class precision component capabilities.”

Under the terms of the definitive merger agreement between EDAC and GB Aero Engine LLC, a wholly owned subsidiary of GB Aero Engine LLC will commence a cash tender offer to purchase all of the outstanding shares of EDAC’s common stock no later than March 26, 2013. Members of the Board and executive officers of EDAC, who own approximately 18.2 percent of the Company’s outstanding shares in the aggregate, have entered into agreements pursuant to which they will tender their shares into the offer. The closing of the tender offer is subject to customary closing conditions, including the tender of at least a majority of EDAC’s common stock and requisite regulatory approvals. If the tender offer closes, Greenbriar will acquire any EDAC shares that are not purchased in the tender offer in a second-step merger, at the same price per share paid in the tender offer. The transaction is not subject to a financing condition. EDAC expects the transaction to close in the second quarter of 2013. There can be no assurance that the tender offer will be completed, or if completed, that it will be completed in the second quarter of 2013.

34. On March 20, 2013, the Company filed the Definitive Agreement with the U.S. Securities and Exchange Commission (the “SEC”). As discussed in the Press Release, the Definitive Agreement proscribed that Merger Sub will commence a tender offer for the outstanding common stock of the Company at $17.75 per share no later than March 26, 2013. As a condition to the tender offer, a majority of the outstanding common stock must be tendered. The Company has also granted Merger Sub a “Top Up Option,” such that if less than 90% of the outstanding common stock is tendered in the tender offer, the Company will issue Merger Sub sufficient shares to constitute one more share than 90%. Following the tender offer, Merger Sub will conduct a merger of the Company at the same price.

35. In connection with the Proposed Transaction, the Individual Defendants, along with EDAC’s Vice President Glenn L. Purple, and the Acquisition Entities also entered into a Voting and Support Agreement, whereby the Individual Defendants and Purple agreed to tender their shares and vote in favor of the Proposed Transaction, if necessary. The Individual Defendants and Purple currently hold 1,464,906 shares, or approximately 25.3% of the outstanding Company common stock, which are subject to the Voting and Support Agreement.

36. The Definitive Agreement contains a “No Solicitation” provision, which prevents the Company from soliciting any superior offers from other potential acquirers. Furthermore, even if the Company received an unsolicited offer, Greenbriar has the right to match any “Superior Proposal.” In addition, the acceptance of a Superior Proposal would result in a $4.5 million termination fee.

37. The provisions above will serve to unreasonably deter and discourage superior offers from other interested parties and all but ensure that no other bidder will step forward to submit a Superior Proposal, especially considering the rapidity with which the Tender Offer will be commenced.

38. In addition to these unreasonable and preclusive deal protection devices, Greenbriar’s status as a private equity company will also likely discourage any potential financial acquirer from submitting a Superior Proposal. Private equity firms are often reluctant to engage in a bidding war with other private equity firms.1 Such firms are subject to “club etiquette” whereby each firm refrains from “jumping” each other’s announced deals or will otherwise “step down” during a “go-shop” period at the request of the original private equity purchaser. As a result, it is extremely unlikely that a potential financial buyer will emerge with a topping bid.

The Merger Price Is Unfair

39. The Merger Price contemplated by the Proposed Transaction, i.e. a payment of $17.75 for every 1 share of EDAC common stock, is unfair and inadequate because, among other things:

(a) The Merger Price comprises only a 7.9% premium when compared to EDAC’s closing price of $16.44 per share on March 15, 2013, the last day of trading before the Proposed Transaction was announced;

(b) Defendants have undervalued the Company’s common stock by ignoring the full value of its assets and future prospects, and thus the Proposed Transaction does not reflect the true financial position of EDAC;

[1]

See Kirk Dahl, et al. v. Bain Capital Partners, LLC, et al., Index No.: 07-12388-EFH, slip op. (D. Mass. Mar. 13, 2013) (denying private equity defendant’s motion for summary judgment by concluding that refraining from “jumping” another private equity firm’s proprietary deals constitutes “a continuing agreement, understanding, and conspiracy in restraint of trade to allocate the market for and artificially fix, maintain, or stabilize prices of securities in club LBOs”).

(c) EDAC has experienced significant growth over the past year, reporting record sales increases of over 20% in each of the last three quarters. Furthermore, the Company’s strong level of sales backlog, even after record sales, indicates that the Company is assured of near-term financial growth. Finally, as discussed above, the possibility of becoming United’s preferred domestic supply chain partner for its geared turbofan engine may add between “$50 million to several hundred million” dollars in sales to the Company’s bottom line. By timing the Proposed Transaction to close prior to the full ramp-up of this LTA, the Merger Price significantly undervalues the full extent of the future earnings potential of EDAC and its expected increase in profitability.

(d) The Merger Price significantly undervalues the benefits Greenbriar will be receiving from the Proposed Transaction, especially in light of Greenbriar’s earlier investments in aerospace companies such as Hexcel, Argo-Tech, AmSafe Partners, and Align Aerospace. The Proposed Transaction will provide Greenbriar with significant cross-learning opportunities and synergies within its aerospace businesses. The substantial value that Greenbriar will receive from these benefits is not reflected in the inadequate and unfair Merger Price.

40. By virtue of the foregoing, the Individual Defendants have participated, and/or reasonably expect to participate, in unfair business practices and self-dealing toward Plaintiffs and other members of the Class and have engaged in and substantially assisted and aided each other in breach of the fiduciary duties owed by them to the Class.

41. The Individual Defendants’ conduct constitutes violations of their fiduciary duties owing to the Class. The Proposed Transaction is also coercive to the extent that the public shareholders of EDAC have no hope that another bidder might arise with a superior proposal because of the unfair deal protection devices in the Definitive Agreement. This control makes it impossible for another bidder to acquire the Company without Greenbriar’s express approval.

42. As a result of Defendants’ unlawful actions, Plaintiffs and the other members of the Class will be damaged in that they will not receive their fair portion of the value of EDAC and will be prevented from obtaining the real value of their equity ownership of the Company. Unless the Proposed Transaction is enjoined by the Court, Defendants will continue to breach their fiduciary duties owed to the Plaintiffs and the members of the Class, and will consummate and close the Proposed Transaction complained of and succeed in their plan described above, all to the irreparable harm of the members of the Class.

FIRST CAUSE OF ACTION

Claim for Breach of Fiduciary Duties Against the Individual Defendants

43. Plaintiffs repeat all previous allegations as if set forth in full herein.

44. As alleged herein, the Individual Defendants have breached their fiduciary duties to EDAC’s shareholders by failing to take steps to obtain the highest value available for EDAC in the marketplace.

45. As a result of the Individual Defendants’ breaches, Plaintiffs and the Class will suffer irreparable injury because EDAC’s shareholders will not receive fair value for their equity interests in the Company.

46. Unless enjoined by this Court, the Individual Defendants will continue to breach their fiduciary duties and will attempt to consummate the Merger, to the irreparable harm of the Class.

47. Plaintiffs and the Class have no adequate remedy at law.

SECOND CAUSE OF ACTION

Claim Against Greenbriar, Merger LLC, and Merger Sub for Aiding and Abetting the Individual Defendants’ Breaches of Fiduciary Duty

48. Plaintiffs repeat and reallege each allegation set forth herein.

49. As alleged herein, Greenbriar, Merger LLC, and Merger Sub are well aware that the Individual Defendants have not sought to obtain the best available transaction for EDAC’s public shareholders. Moreover, Greenbriar, Merger LLC, and Merger Sub aided and abetted the Individual Defendants’ breaches of fiduciary duties, by demanding deal protection measures, including a termination fee and the “No Solicitation” provision, in the Definitive Agreement. Greenbriar, Merger LLC, and Merger Sub also offered a Merger Price that did not represent the true intrinsic value of EDAC. Greenbriar, Merger LLC, and Merger Sub thereby facilitated the Individual Defendants’ breaches of fiduciary duty in the sale of the Company.

50. Greenbriar, Merger LLC, and Merger Sub knowingly aided and abetted the Individual Defendants’ wrongdoing alleged herein. In so doing, Greenbriar, Merger LLC, and Merger Sub rendered substantial assistance in order to effectuate the Individual Defendants’ plan to consummate the Proposed Transaction in breach of their fiduciary duties.

51. As a result, Plaintiffs and the Class members are being irreparably harmed.

52. Plaintiffs and the Class have no adequate remedy at law.

PRAYER FOR RELIEF

WHEREFORE, Plaintiffs demand judgment as follows:

(a) declaring this action to be a proper class action and certifying Plaintiffs as the representatives of the Class;

(b) ordering Defendants to carry out their fiduciary duties to Plaintiffs and the other members of the Class, including those duties of care, loyalty, candor and fair dealing;

(c) declaring that the Defendants have committed a gross abuse of trust and have breached and are breaching their fiduciary and other duties to Plaintiffs and members of the Class;

(d) granting preliminary and permanent injunctive relief against the consummation of the Proposed Transaction as described herein;

(e) in the event the Proposed Transaction is consummated, rescinding the Proposed Transaction effected by Defendants and/or awarding rescissory damages to the Class;

(f) ordering Defendants, jointly and severally, to account to Plaintiffs and other members of the Class for all damages suffered and to be suffered by them as the result of the acts and transactions alleged herein, together with prejudgment interest at the maximum rate allowable by law;

(g) awarding Plaintiffs the costs and disbursements of the action including allowances for Plaintiffs’ reasonable attorneys’ and experts’ fees; and

(h) granting such other and further relief as the Court may deem just and proper.

Dated: March 22, 2013

BAUER & BACH, LLC

/s/ Daniel P. Bach
Daniel P. Bach
SBN: 1005751
123 E. Main Street, Suite 300 Madison, Wisconsin 53703 Tel: (608) 260-0000 Fax: (608) 260-0002
Counsel for Plaintiff

OF COUNSEL:

WOLF POPPER LLP

845 Third Avenue

New York, New York 10022

(212) 759-4600

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